MAX & ERMA’S RESTAURANTS, INC.
4849 Evanswood Drive
Columbus, Ohio 43229
February 21, 2007
Via FEDEX and EDGAR
Linda Cvrkel
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Max & Erma’s Restaurants, Inc. Form 10-K for the year ended October 29, 2006 File No. 000-11514
Dear Ms. Cvrkel:
     We have received your comments to our Annual Report on Form 10-K for the year ended October 29, 2006, filed by Max & Erma’s Restaurants, Inc. (the “Company”), set forth in your letter dated as of January 31, 2007. Our responses to your comments in this letter are numbered to correspond to the numbers contained in your January 31, 2007 letter. We respectfully respond to the comments as follows:
Form 10-K for the year ended October 29, 2006
Selected Financial Data, page 4
     1. We note your use of the non-GAAP measure, restaurant profit margin, which appears to exclude terms of a recurring nature such as impairment costs and administrative expenses. We also note your presentation of revenues, assets, and stockholders’ equity per diluted share which are also non-GAAP financial measures. Please revise your presentation of any non-GAAP financial measures in future filings to comply with Financial Reporting Release 33-8176 (FR-65) and Item 10 of Regulation S-K, as applicable, or eliminate such presentations from future filings. In this regard, your prior correspondence dated March 11, 2005 indicated that disclosure of these non-GAAP measures would be removed from future filings. Please note that if you present any non-GAAP measures pursuant to FR-65 and Item 10 of Regulation S-K, include appropriate disclosures such as a reconciliation to the most directly comparable GAAP financial measure, and a statement disclosing the reasons why management believes that presentation of the non-GAAP measure provides useful information to investors.

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

     Response
     We agree that the definition of restaurant profit margin is a non-GAAP term. We will remove restaurant profit margin, revenues, assets, and stockholders’ equity per diluted share because they are non-GAAP terms in future filings.
Management’s Discussion & Analysis
General
     2. In light of the significant effect the adoption of SFAS 123(R) had on your operating income and net loss in the year ended October 29, 2006, please consider revising your MD&A section in future filings to include material qualitative and quantitative information about any of the following, as well as other information that could affect comparability of financial statements from period to period:
•	Transition method selected (e.g., modified prospective application or modified retrospective application) and the resulting financial statement impact in current and future reporting periods;
•	Method utilized by the company to account for share-based payment arrangements in periods prior to the adoption of Statement 123R and the impact, or lack thereof, on the prior period financial statements;
•	Differences in valuation methodologies or assumptions compared to those that were used in estimating the fair value of share options under Statement 123;
•	A discussion of the one-time effect, if any, of the adoption of Statement 123R, such as any cumulative adjustments recorded in the financial statements; and
•	Total compensation cost related to nonvested awards not yet recognized and the weighted average period over which it is expected to be recognized.
     See Staff Accounting Bulletin Topic 14:M.
     Response
     You are correct that the adoption of SFAS 123(R) had a significant impact on this year’s operating income and net loss. However, we did not consider it ($258,000 in 2006) to be a significant expense, in light of total general and administrative expenses of approximately $14.5 million. Nonetheless, in future years we will evaluate the materiality of this expense and expand the disclosure in future filings as appropriate and in accordance with your letter. It is worth noting that at October 29, 2006, the unrecognized compensation cost related to unvested, prior stock options was only $407,000, most of which will be expensed over the next two years. Of course, any future grants of stock options will affect this expense and certainly could affect the determination of the materiality of the expense and related disclosures.

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

Results of Operations, page 6
     3. Please expand your discussion of cost of goods sold and other operating expenses to quantify and discuss the significant cost components within these broad categories, such as inventory cost, menu prices, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that the decline of cost of goods sold during 2005 was affected by the decline in ground beef and chicken prices, a reduction in dairy and produce prices, implementation of various cost savings measures, and an approximate two percent menu price increase, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Also, in your discussion on revenues, please quantify factors such as price, mix, and volume changes.
     Response
     In future filings, we will provide actual cost figures along with percentage changes of various expense components and qualitatively discuss such changes. Additionally, we will quantify and expand our discussion of revenues to encompass price, mix, and volume changes.
Critical Accounting Policies, page 9
     4. In future filings, please consider including the estimation of self-insurance liabilities, asset retirement obligations, income taxes, and stock compensation as critical accounting policies. Ensure that your discussion of these critical accounting policies addresses the factors considered in making these estimates and the potential impact on the financial statements if actual results differ from your assumptions. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).
     Response
     We will add a narrative discussion of income taxes to our future critical accounting policies discussion, in particular, the ongoing valuation of our deferred tax assets and our policies regarding our self insurance reserves and related liabilities. We will give further consideration to a discussion of our conditional asset retirement obligations and stock compensation expense based on the materiality of future expense amounts. Our total future liability for conditional asset retirement obligations is presently estimated at only approximately $200,000, of which $175,000 was accrued at October 29, 2006. Currently, we believe this is a relatively minor amount to warrant discussion as one of our critical accounting policies. We will consider future activity in both this area and stock compensation expense, and, if these items appear significant, include a discussion of our related policies, including factors considered in making these estimates.

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

Consolidated Financial Statements
Consolidated Statements of Cash Flow, page 14
     5. We note that your presentation of changes in assets and liabilities as part of the adjustments to reconcile net (loss) income to net cash provided by operating activities on the face of the statements of cash flows, combines the changes in your various categories of current assets and current liabilities into three line items. In future filings, please revise to separately report all major classes of reconciling items. For example, please separately present changes in receivables, inventories, accounts payable, significant accruals, etc. See paragraph 29 of SFAS No. 95.
     Response
     We agree with your comment and will revise accordingly in future filings.
Notes to the Financial Statements
General
     6. We note from your disclosure in your Proxy Statement, filed as Form DEF 14A on January 18, 2006, that Mr. Arthur, a director of the Company, is of counsel to the law firm of Porter Wright Morris & Arthur LLP, which firm provides legal counsel to the Company. In future filings, please disclose this related party transaction in the notes to the financial statements. See paragraph 2 of SFAS No. 57.
     Response
     We do not believe this item requires disclosure as a related party item in future filings. Mr. Arthur is no longer on our Board of Directors, having resigned from our Board on June 12, 2006. In addition, Mr. Arthur has been retired from Porter, Wright, Morris & Arthur, LLP, for at least the last five years.
Note 1. Summary of Significant Accounting Policies
Revenue, page 15
     7. We note from your disclosure on the face of the balance sheet and elsewhere that you have recorded a gift card liability. Please tell us, and disclose in future filings, your policy for recording revenue related to gift cards. As part of your response and revised disclosure, please indicate if any amount of breakage is recorded and if so, how that amount of breakage is calculated or determined. Please refer to Pamela Schlosser’s speech at the 33rd AICPA National Conference in December 2005.

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

     Response
     Regarding gift cards, we record a liability in the period in which the gift card is issued and paid for. As gift cards are redeemed, revenue is recognized and the liability is reduced. We have only issued gift cards for approximately 24 months. Because of this, we have no history to estimate breakage, and no amounts related to breakage have been recorded as revenue. At this point in time, it is our intent to only recognize any sort of breakage revenue in the future as dormancy fees are charged to inactive cards. We have not recorded any dormancy fee revenue as of October 29, 2006. We will include an accounting policy discussion of gift cards in future filings.
Note 2. Ownership of Restaurant by Affiliated Partnership, page 16
     We note your disclosure that during 2006, 2005, and 2004, your share of the remaining partnership’s profit and losses was approximately 90%, 70%, and 70% respectively. Please tell us, and disclose in future filings, the reason for the increase in your share of profits and losses during the year ended October 29, 2006.
     Response
     The partnership in question is consolidated in our financial statements because we are the general partner in the partnership. It generated an annual profit of less than $100,000 in fiscal 2006. Because of depreciation, past partnership distributions at times have cumulatively exceeded the limited partners’ capital accounts and when this has happened in the past, Max & Erma’s Restaurants, Inc. has absorbed the limited partners’ capital account deficits. When this situation later reverses, the Company appropriately recovers such deficits. This can create some variations in the annual allocation of profits and losses of the partnership, which is what occurred in 2006 causing the Company’s profit percentage to increase from approximately 70 percent to 90 percent. As further clarification, there has been no change in the ownership or structure of that partnership during fiscal 2006 or to date.
Note 3. Long-Term Obligations, page 17
     9. We note the disclosure that at October 29, 2006, you were not in compliance with the ratio of total liabilities to tangible net worth, and in December 2006, this covenant was waived and the minimum tangible net worth covenant was amended. Please tell us and clarify in future filings the period for which the waiver from the lender has been obtained. See Rule 4-08(c) of Regulation S-X. Also, tell us in further detail and clarify in future filings, why you believe classification of the obligation as long-term debt is appropriate at October 29, 2006. Refer to the guidance outlined in EITF 86-30. We may have further comment upon receipt of your response.

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

     Response
     The waiver in the liabilities to tangible net worth covenant was as of the balance sheet date of October 29, 2006, and through to the next measurement reporting date, which is as of the end of first quarter fiscal 2007. You are correct; we did also amend our tangible net worth requirement, but we were not in default of that covenant. As of our balance sheet date, we were in compliance with the original required tangible net worth. In accordance with EITF 86-30, we have continued to classify our bank debt as a long-term obligation because we believe it is probable we will be in compliance with all covenants at the end of the first quarter of 2007 and throughout each quarterly measurement date in fiscal 2007. Our budget for fiscal 2007 projects us to be in compliance with all covenants for both the year and all quarterly testing dates, and that through 12 weeks of fiscal 2007 our operating results are exceeding that budget.
Note 4. Leases, page 17
     10. We note from your disclosure in Note 4 that included in trade and other receivables at October 29, 2006, is $1,537,500 related to a 2006 sale-leaseback transaction that was received in November 2006. We also note your disclosure in the Liquidity and Capital Resources section of MD&A that the increase in working capital in 2006 is due to a recording of a receivable of $1.5 million at October 29, 2006 from your landlord for the reimbursement of the construction costs of a restaurant opened late in the fourth quarter of 2006. In light of these conflicting disclosures, please explain to us in detail, the nature of the $1.5 million receivable as of October 29, 2006. If the amount relates to a sale-leaseback transaction that occurred in 2006, please tell us how you accounted for the transaction and tell us if you recorded a gain or deferred gain liability on the sale.
     Response
     On April 27, 2006, the Company entered into a sale-leaseback agreement with an unrelated party for a new restaurant to be constructed in Springboro, Ohio. On June 6, 2006, the unrelated party purchased the land at the contracted price (approximately $900,000) from an unrelated third party seller. Shortly thereafter, the Company started construction of the restaurant and paid for the construction costs with funds generated from operations. Under the April 27, 2006 lease agreement, the Company agreed to lease the restaurant premises and land from the unrelated party for 20 years, and the unrelated party agreed to reimburse the Company up to $2.5 million of costs incurred for the land and buildings. The balance due under this agreement of $1,537,500 was recorded as a receivable on October 23, 2006, the opening date of the restaurant, in accordance with the terms of the agreement.
     In accordance with FAS No. 98, the transaction did not meet the criteria for sale-leaseback accounting, and, accordingly, has been recorded as a lease financing transaction. In accordance with EITF 97-10, the Company recorded the restaurant building costs incurred as a property asset during the construction period. The $1,537,500 to be received from the landlord was recorded as a receivable at October 23, 2006. On November 14, 2006, when the receivable

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

was collected, the Company recorded a long-term financing obligation and related long-term property asset under such obligation. There was no gain, deferred gain, or loss recorded on such transaction.
Note 9. Impairment of Assets
     11. We note the disclosure in Note 9 and on page 7 of MD&A indicating that the Company expensed $190,000 to “write-off” costs associated with the proposed deregistration of its common stock, which was terminated in fiscal 2005. This disclosure implies that these costs were not recognized in the period in which they were incurred. Please tell us the quarterly period or periods in which these costs were initially incurred as well as the period in which they were recognized as an expense in the Company’s financial statements. We may have further comment upon receipt of your response.
     Response
     The Company’s Board of Directors approved a proposal on January 17, 2005, which was during our first quarter, to effect a reverse stock split and purchase fractional shares of our common stock. As a result of the reverse split, fractional shares totaling an estimated 50,000 shares would have been purchased by the Company and shareholders of record would have been reduced to below 300, thus allowing the deregistration. During the first eight to ten weeks of 2005, we incurred costs associated with preparation of the Proxy and for preparation of a fairness opinion of the transaction. Subsequent to the January 17, 2005 meeting of our Board of Directors, we incurred further legal and accounting fees to finalize and file the related Proxy and Notice of Special Meeting and to respond to SEC staff comments on that filing. At the end of our first quarter of 2005, we had approximately $62,000 of such costs that we deferred. The Company’s accounting policy for such deregistration costs was to classify the costs as a reduction of equity by adding the costs to the cost of the treasury stock. This policy is in accordance with AICPA Technical Practice Aids TIS Section 4110.09. Accordingly, such costs incurred at the end of our first quarter fiscal 2005 (approximately $62,000) were deferred in analogy to guidance in SEC Staff Accounting Bulletin, Topic 5A. On March 29, 2005, during the second quarter of 2005, the Company’s Board of Directors withdrew the Proxy statement and ended the process. Accordingly, the total costs incurred of approximately $190,000, including approximately $128,000 incurred in the second quarter of fiscal 2005, were written off at that time in the second quarter of fiscal 2005 and appropriately disclosed in footnotes 5 and 6 to our Form 10-Q for the quarterly period ended May 15, 2005. We do not consider such costs material to our results of operations for either the first or second quarter of fiscal 2005.
Note 10. Change in Accounting Principle, page 19
     12. We note that your table of pro forma results of operations calculates pro forma net loss for the year ended October 29, 2006, by adding back the cumulative effect adjustment to net loss before cumulative change in accounting principle. Please explain to us why you are adding back the cumulative effect adjustment to net loss before cumulative effect of change in

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

accounting principle, an amount that has not been reduced for the cumulative effect amount. We believe that the calculation of pro forma net loss for the year ended October 29, 2006 should be performed using one of two methods: (1) begin with net loss, subtract the $10,000 total asset retirement expenses determined under FIN 47, and add back the cumulative effect adjustment of $115,000; or (2) begin with net loss before cumulative effect of change in accounting principle, and subtract the $10,000 total asset retirement expenses determined under FIN 47. Please revise your disclosures accordingly. Also, to be consistent, please revise the table of Selected Financial Data on page 4 as appropriate.
     Response
     We agree with your calculation of the pro forma net loss of $473,641 and will amend the amount and disclosures in the footnote and Selected Financial Data in future filings accordingly. We do not consider the error in the pro forma disclosure material to our overall financial statements.
Other
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “Filings”);
•	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and
•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions regarding any of the foregoing, please contact Curtis A. Loveland, Porter, Wright, Morris & Arthur LLP at (614) 227-2004.
     Thank you for your assistance.
Very truly yours,
/s/ William C. Niegsch, Jr.

William C. Niegsch, Jr.,
Executive Vice President and
Chief Financial Officer